June 3, 2011
Mayer Brown LLP 350 South Grand Avenue 25th Floor Los Angeles, California 90071-1503 Main Tel +1 213 229 9500 Main Fax +1 213 625 0248 www.mayerbrown.com

VIA EDGAR

Christian Windsor

Senior Attorney

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Nara Bancorp, Inc.

Registration Statement on Form S-4

Filed April 14, 2011

File number 333-173511

Form 10-K

Filed February 18, 2011

File number 0-50245

Center Financial Corporation

Form 10-K

Filed March 4, 2011

File number 0-50050

Dear Mr. Windsor:

This letter responds on behalf of Nara Bancorp, Inc. (“Nara”) and Center Financial Corporation (“Center”) to the Staff’s letter dated May 11, 2011 with respect to the above referenced filings, including the Registration Statement on Form S-4 (as it may be amended or supplemented, the “Registration Statement”). Set forth below are Nara’s and Center’s responses to the Staff’s comments. Concurrently with the filing of this letter, Nara and Center are submitting (via EDGAR) Amendment No. 1 to the Registration Statement on Form S-4/A (“Amendment No. 1”), which reflects changes made to the Registration Statement in response to the Staff’s comments. Courtesy copies of this letter and Amendment No. 1 (specifically marked to show the changes thereto) are also being submitted to the Staff concurrently herewith.

Nara’s and Center’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments in bold face text, and Nara’s and Center’s response is set forth immediately following each Staff comment.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Christian Windsor

June 3, 2011

General comments on this filing

1.	Where appropriate, make conforming changes based upon these comments to the disclosure in you Exchange Act reports.

Response:

Nara will make conforming changes where appropriate to its future Exchange Act reports based on the Staff’s comments.

2.	Please tell us, with a view toward revised disclosure, about any approval or review that the U.S. Treasury must provide or undertake in order to agree to the exchange of Center preferred stock and warrants for Nara preferred stock and warrants as part of the registration statement.

Response:

Under California law applicable to Center, but not to Nara which is a Delaware corporation, the merger must be approved by the affirmative vote of each outstanding class of stock of Center. Accordingly, the U.S. Treasury, as the sole owner of Center preferred stock, has separate class voting rights with respect to the approval of the merger by Center stockholders. The U.S. Treasury has no other review or approval rights with respect to the merger; provided that the U.S. Treasury receives shares of Nara’s preferred stock in the merger that are substantially identical in terms of voting, economic and other rights to the Center preferred stock that the Treasury currently owns. As described in the Registration Statement, the Series B preferred stock that Nara will issue to the U.S. Treasury has the same terms as the currently outstanding Center preferred stock. See “The Merger—Regulatory Approvals” at page 67.

3.	Please tell us about the valuation performed by the unnamed valuation expert, including whether the results were provided to either Nara or Center, or their financial experts. Please clarify for us, with a view toward revised disclosure, whether the analysis was completed, and how the analysis was used by the respective parties, including whether the results of this analysis was considered by either board in making its recommendation to its shareholders. Also, please advise the staff how each company concluded that this valuation was not an opinion, report or appraisal within the meaning of Item 1015 of Regulation MA.

Response:

Nara and Center jointly engaged one of the “Big Four” accounting firms (the “Firm”) to provide two categories of services in connection with the proposed merger. In view of the nature of the services provided by the Firm, as described below, Nara and Center determined and believe that the information and reports provided by the Firm

Mayer Brown LLP

Christian Windsor

June 3, 2011

do not constitute an opinion, report or appraisal of the type contemplated by Item 1015 of Regulation MA.

The first category of services for which the Firm was engaged by Nara and Center was to assist in one aspect of the respective companies’ due diligence examination of the other. Specifically, Nara and Center each identified a specified number of sample commercial real estate and commercial/industrial loans of the other company to be examined by the Firm pursuant to procedures jointly agreed upon among Nara, Center and the Firm. The Firm compiled information regarding each loan in the respective groups of sample loans, including, for example, trends in collateral performance, tenant rollover, and the quality of information in the loan files. Using such information, the Firm then: (i) performed stress tests on the sample loans with respect to key attributes and stress assumptions by the respective companies, (ii) reassessed the loan classification/risk rating of each loan assigned by the company owning the loan based on that company’s internal loan classification and risk rating criteria and (iii) for any loan classified as “substandard” (or an equivalent or greater risk rating), recalculated the loan loss reserve based on the stated internal reserve calculation methodology of the company owning the loan, using the stress test analysis and market information obtained with respect to the collateral valuation for the loan. The Firm then summarized the results of the tests performed by the Firm, related findings and limiting conditions.

In addition, the Firm met with the chief credit officer of each company for the purpose of gaining an understanding of the processes and methodologies used by the respective companies for estimating loan loss reserves and documented the respective methodologies used by the two companies, highlighting any differences between the two companies’ methodologies for estimating loan loss reserves.

All of this work was performed as part of the due diligence process conducted by the parties. Such results were not intended to provide a basis for valuing the loan assets of either company and were not used in connection with determining the merger exchange ratio. Instead, the purpose of the service was to provide information regarding the process used by each company in establishing loan loss reserves and to provide information regarding the extent to which each company appeared to follow its stated policies and procedures with respect to establishing such reserves. In this connection, the description of the comparison portion of this service provided in the Registration Statement has been changed from “to opine on the loan loss reserve accounting methodologies” to “to compare the loan loss reserve accounting methodologies” of the two companies to describe the service more accurately. See page 34.

The second category of services for which the Firm was engaged was for the prospective service of valuing the assets of Center as of the closing date of the merger to enable the post-merger company to record Center’s assets and liabilities at fair

Mayer Brown LLP

Christian Windsor

June 3, 2011

value, as required under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations. At the time of announcement of the merger, the Firm provided a preliminary estimate range of a potential loan mark as of September 30, 2010, which Nara and Center considered, together with other information available to them, in developing the pro forma financial information that is included in the Registration Statement. This preliminary value indication was not used by the parties in connection with determining the exchange ratio in the merger or in deciding whether to pursue the merger.

4.	You mention, in a number of locations throughout the prospectus, that Nara intends to complete a public sale of securities. Please tell us, with a view towards revising your disclosure throughout the document, whether your ability to complete the merger is conditioned upon raising any additional funds through the public offering. In particular, please address whether the combined company must meet any particular capitalization requirements in order to secure regulatory approval.

Response:

Nara and Center anticipate raising capital for the benefit of the combined company through a public offering of Nara common stock to be made at or prior to the completion of the merger, although completion of such a capital raising transaction is not a condition to either company’s obligations under the merger agreement. The amount of capital to be raised has not been decided upon, but Nara and Center currently contemplate an aggregate offering price of $150 million. The amount of capital currently contemplated would be available for use in repurchasing the TARP preferred stock and warrants that both companies currently have outstanding, as well as for growth in the business of the combined company post-merger and other general corporate purposes. One or more of the approvals of the merger being sought from the California Department of Financial Institutions, the FDIC and the Federal Reserve Board is likely to be conditioned upon Nara completing a capital raising transaction , but the amount of capital that would be required by such a condition has not been determined as of the date hereof. The Registration Statement has been revised to provide this information. See page 68.

5.	On page 32, you indicate that Center received an unsolicited approach from a local community bank interested in pursuing a merger with Center. Please tell us, with a view toward revised disclosure, whether these discussions included any indication of potential merger consideration. If a potential price was discussed, please revise your disclosure to indicate this fact, whether the price was superior to the price that is being paid by Nara. If the price indicated was superior to the price agreed with Nara, please address why the Board determined that it did not need to pursue further negotiations with this party.

Mayer Brown LLP

Christian Windsor

June 3, 2011

Response:

An investment banker, acting on behalf of another publicly traded community bank based in California, approached Center on November 18, 2010 to discuss a potential business combination. The investment banker did not discuss valuations or pricing, although he indicated that he believed that his client might be willing to consider a premium (no amount was specified) in a potential business combination with Center. The bank on whose behalf the call was made was among those with whom a possible strategic merger had been evaluated in the September 11, 2010 off-site board retreat discussed in the Registration Statement. At that meeting, it had been concluded, for the reasons discussed in the Registration Statement, that this bank did not present as attractive an opportunity for a strategic transaction as Nara. No developments since September 11, 2010 had changed this conclusion. Taking these factors into account, as well as the advanced state of discussions with Nara, the board of directors of Center instructed management to respond that Center was not interested at that time in initiating potential business combination discussions with this community bank. The Registration Statement has been revised to include this information. See page 35.

Cover Page

6.	Please revise to disclose the number of shares offered. See Item 501(b)(2) of Regulation S-K.

Response:

The Cover Page has been revised to include this information.

7.	Revise to include a bold face reference to the risk factor section.

Response:

The Cover Page has been revised to include the requested reference.

The Merger, page 1

8.	Please revise to disclose whether the shares of the companies will be listed for trading until completion of the merger.

Response:

The Registration Statement has been revised to state that the shares of both companies will remain listed until completion of the merger. See page 1.

Mayer Brown LLP

Christian Windsor

June 3, 2011

9.	Please revise to provide the voting information required by Item 3(h) of Part 1 to the Form S-4 requirements. Please describe any voting agreement with Nara’s principal, outside shareholders.

Response:

The Registration Statement has been revised to provide this information. With respect to Nara, the Item 3(h) information is described under the heading “Nara Annual Meeting—Quorum; Votes Required” on page 23. With respect to Center, the Item 3(h) information is described under the heading “Center Annual Meeting—Quorum; Votes Required” on page 26.

Directors and Management Following the Merger..., page 5

10.	If correct, please disclose that both Nara and Center have identified positions in the new company for all of their permanent senior officers, and that all of their directors, 7 each, will be the directors of the new company.

Response:

The Registration Statement has been revised to state that each of the senior executive officers of both companies, other than the person who was the Chief Executive Officer of Center at the time the merger agreement was entered into and his replacement, are expected to be senior executive officers of the combined company post-merger. See pages 5 and 6.

11.	Please indicate that Mr. Kang and all of the current Nara senior managers are new within the past 3 years. Note that this is also true for the CEO and CFO of Center. Please explain the reasons for this situation at The Parties, page 27.

Response:

The indicated portion of the Summary has been revised to state that Mr. Kang and certain other senior executive officers of Nara and Center have been in their current positions for less than three years. More specific information on this subject has been provided in separate sub-captions under “The Merger—The Parties.” As described in those sub-captions, Mr. Kang and most of the other senior executive officers have served in senior executive capacities at their respective current companies for more than five years, but some of those persons left Nara or Center for short periods at competitor companies and returned to Nara or Center, as applicable, within the last three years. See pages 6, 29 and 30.

Mayer Brown LLP

Christian Windsor

June 3, 2011

Regulatory Approvals We Must Obtain..., page 6

12.	Please update this information and the related text on page 64 to the latest date feasible.

Response:

The indicated portion of the Summary, and the more detailed discussion cross-referenced therein, has been revised to provide current information. See page 67.

Information About Nara and Center, page 9

13.	For both companies, please briefly disclose their losses over the last two years and reference the resulting regulatory agreements. Indicate the extent to which you believe that Nara is in compliance with the resolutions. Also, revise this section to discuss all material actions that both Nara and Center continue to make in order to address the required resolutions and MOU respectively. In particular, please include an assessment by Nara’s management of the current status of their implementation of the resolutions, including the capital and strategic plan.

Response:

The Registration Statement has been revised to provide this information. See pages 29 and 30-31.

14.	In conjunction with the above disclosure, consider summarizing Center’s internal control problems and the release of Grant Thornton discussed on page 154.

Response:

The Registration Statement has been revised to include additional disclosure regarding Center’s internal control problems on page 31 with a cross-reference in Note 1 to the summary financial data on page 13. Center has confirmed to us that there was no relationship between its internal control problems and the dismissal of Grant Thornton.

15.	Please disclose Nara’s current restriction on its ability to pay dividends as a result of its regulatory agreement and indicate whether the merger will affect this situation.

Mayer Brown LLP

Christian Windsor

June 3, 2011

Response:

The Registration Statement has been revised to provide this information. See page 10.

Risk Factors, page 17

16.	We note at the bottom of page 150 that Center hired its current CEO in January 2011 for one year. Please address the possibility that the merger does not take place and Center must hire a CEO, or revise elsewhere to explain how Center has planned for this situation.

Response:

The Registration Statement has been revised to describe Center’s plans with respect to the indicated possibility. See page 144.

Nara and Center have not obtained updated fairness opinions..., page 17

17.	Revise this risk factor to clarify the impact of the boards’ determinations to forgo receiving updated fairness opinions, including the potential impact upon their recommendation to the shareholders. Revise your discussion of the respective board’s reasons for the merger to address the impact of this determination upon their recommendation and the continuing validity of those recommendations in the event that a material change occurs.

Response:

This risk factor has been revised to state explicitly the impact of not obtaining updated fairness opinions. See page 18.

The unaudited pro forma combined condensed..., page 18

18.	This risk factor does not, in its current form, discuss a risk of investing Nara’s stock. Instead, it appears to be an attempt to highlight the possibility that your pro-forma estimates may not prove to be accurate, something that could apply to any pro-forma presentation. Please delete this risk factor or revise the risk factor, and the relevant subheading, to clarify the specific risks identified by management that means that the pro-forma’s are particularly speculative or likely to differ from actual results. The revised disclosure should present the risk or uncertainty in a manner so that and investor is able to understand why it is a risk to an investment in the combined company’s stock.

Mayer Brown LLP

Christian Windsor

June 3, 2011

Response:

The above-referenced risk factor has been deleted from the Registration Statement.

Nara, page 27

19.	Given recent events at Nara, Center and in the banking business generally, please describe any significant plans to modify the lending practices and other operating practices of the company going forward.

Response:

Due to the economic downturn and related increases in nonperforming assets, as well as the regulatory actions described in the Registration Statement, both Nara and Center have made changes in their loan underwriting and loan review policies and procedures, and have modified their funding policies to reduce the amounts of brokered deposits or other more volatile funding sources they use, as well as making various other changes in their internal business policies and procedures. Neither company, however, plans to change the types of markets they serve or to change to a material degree the types of loan and deposit products and services they offer to customers in those markets.

20.	Please describe how the estimated $11 million in savings from the merger will be achieved. Discuss potential factors that might impact the realization of the cost savings, including ongoing contractual obligations and leases. Consider adding a risk factor that discusses the impact of these factors upon your ability to realize the cost savings and therefore the impact of the merger upon earnings on a per shareholder basis.

Response:

Cost savings of $11 million per year represents approximately 10% of combined non-interest expense of Nara and Center for the year ended December 31, 2010. Approximately $6.4 million of the estimated cost savings is related to reductions in the number of employees and leased premises, selling or disposing of certain furniture and equipment and integration of information systems. The remainder of such cost savings are expected to be derived from a variety of other integration opportunities in individually smaller amounts.

The risk factor, “We may fail to realize the cost savings we have estimated for the merger or integrate the business operations and managements of our two companies in an efficient manner.”, has been revised to discuss risks relating to the combined company’s ability to realize cost savings and synergies in more detail. See page 19.

Mayer Brown LLP

Christian Windsor

June 3, 2011

Background of the Merger, page 30

21.	Please revise to describe, with quantification, the development of the final exchange ratio provided in the last full paragraph on page 33.

Response:

The Registration Statement has been revised to provide this information. See page 36.

Center’s Reasons for the Merger..., page 38

22.	Please confirm that the Center board did not find any negative factors in the fairness opinion work of DADCo. Alternatively, if the board did consider any negative factors in the fairness opinion, please disclose these factors and disclose how it dealt with them.

Response:

Center has confirmed to us that its board of directors did not identify any negative factors in the fairness opinion work of DADCo.

Opinion of Nara’s Financial Advisor, page 43

23.	Revise this section to clarify why KBW determined that an “asian American peer group” was the appropriate group to conduct market based comparisons to the valuation of Center.

Response:

The Registration Statement has been revised to state KBW’s reasoning in this regard. See page 49.

24.	We note that Center provided financial projections to KBW. Please revise your prospectus to disclose all material non-public portions of these projections. Also, if Nara provided any projections of non-public information to Center, please similarly disclose that information.

Response:

The projections provided by Nara and Center have not been included in the Registration Statement because, taking the following described factors into account, the parties believe such projections are not material. Moreover, the projections are stale and their inclusion in the prospectus could therefore be misleading.

Mayer Brown LLP

Christian Windsor

June 3, 2011

The projections of Center referred to in the Registration Statement were budget income numbers contained in a Center business plan that had been prepared for its internal use in February 2010. Center did not have any more recent business plan. The business plan was provided to Nara solely as part of Nara’s due diligence investigation of Center, and the projections contained therein were not a substantial factor in the parties’ negotiation of the exchange ratio in the merger. Nara similarly provided its business plan to Center in the due diligence process. As discussed in the Registration Statement revisions in response to the Staff’s Comment No. 21 above, the exchange ratio was decided upon through negotiation between the parties, who took into account a variety of factors, including comparative contribution analyses based on various financial measures, but also including the strategic value both companies perceived in the business combination and corporate governance issues. To the extent the financial measures that were compared related to earnings, the earnings considered included historical earnings for certain periods and independent stock analyst’s “street estimates” of future earnings, in addition to the budgeted numbers from the respective business plans. The street estimates of earnings for Center exceeded those contained in Center’s business plan. Moreover, in performing the fairness opinion analyses described in the Registration Statement, KBW made certain adjustments to conform the growth assumptions and assumptions regarding non-performing asset costs contained in Center’s business plan to more closely align with Nara’s assumptions relating to these factors. These adjustments were considered by KBW to be appropriate because, among other considerations, Nara was then in the process of preparing an updated business plan.

To summarize, the referenced projections were not prepared in connection with the merger and were not a material factor in negotiating the exchange ratio or any other aspect of the merger. Under these circumstances, and in this transaction which involves a stock for stock merger of equals and not a cash out or going private transaction, the parties believe that publicly disclosing the projections is not appropriate and may be misleading given that the Center projections were prepared 16 months ago.

25.	Please revise to disclose the information required by Item 1015(b) of Regulation M-A for the past two years. See Item 4(b) of Form S-4. Note also for DADCo on page 57.

Response:

The Registration Statement has been revised to provide this information and to state, as referenced in the KBW fairness opinion, that KBW and DADCo were granted a right of first refusal to act as co-lead managers of the capital offering contemplated in connection with the merger. See pages 53 and 60.

Mayer Brown LLP

Christian Windsor

June 3, 2011

United State Federal Income Tax Consequences of the Merger, page 61

26.	Please revise so that it is clear that all of the text under this heading is part of the tax opinion provided to Nara by Mayer Brown LLP and to Center by Morrison & Foerster LLP as to the material federal tax consequences of the merger, not just the portion beginning at the bottom of page 62.

Response:

The Registration Statement has been revised as requested. See page 66.

Written Demand for Payment, page 66

27.	Please include the name and address to which written demand should be sent.

Response:

The Registration Statement has been revised as requested. See page 71.

Possible Alternative Merger Structure, page 69

28.	Please revise to describe the types of change that will be allowed by this provision. Also, consider a risk factor on this point.

Response:

The Registration Statement has been revised as requested. See page 73.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, page 83

Note 2. Preliminary Purchase Price Accounting Allocations

29.	Tell us how the Company determined the carrying value of Center’s “net assets.” The amount utilized seems to be in excess of the net assets as denoted in the audited balance sheet at December 31, 2010.

Response:

The carrying value of Center’s net assets is calculated as the total of Center’s assets, reduced by its liabilities and preferred stock at the acquisition date. This total is used in the purchase price allocation because all of Center’s assets, liabilities and preferred stock are being acquired in exchange for the common shares being issued by Nara. The wording of note (4) to the table in Note 2, “Preliminary Purchase Price Accounting Allocations”, has been revised to clarify the reconciliation of this total to the related balance sheet. See page 92.

Mayer Brown LLP

Christian Windsor

June 3, 2011

Note 3. Preliminary Pro Forma Adjustments

30.	Please revise to disclose the amounts attributable to both the transaction and restructuring costs separately. Further, please revise to discuss in greater detail the nature of and the steps to be taken as it relates to the restructuring costs to be incurred.

Response:

The equity of the pro forma combined company was reduced for transaction costs of $4.0 million and restructuring costs of $6.8 million that are expected to be incurred by Nara and Center in connection with the merger. Some of these costs may not be tax deductible. The deductibility of such costs will be determined subsequent to the completion of the merger.

The specific details of the plan to integrate the operations of Nara and Center following the merger are still being developed. The specific details of this plan will continue to be refined over the next several months, and will include assessments of the personnel, benefit plans, premises, equipment and service contracts to determine the extent of redundancies that may be eliminated. Certain decisions arising from these assessments may involve the involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with service providers and selling or otherwise disposing of certain furniture and equipment. Also included in the restructuring costs are additional integration costs consisting of costs relating to corporate name changes and incremental communication costs to customers and business partners, among others. Costs associated with these actions will be recorded based on the nature of the cost and timing of the integration actions.

The Registration Statement has been revised to provide the above information. See Note G page 93.

Annual Cash Incentive Bonus, page 115

31.	Please quantify the strategic business plan goals and NEO success against these, even if not met. Link this discussion to the fact that no payments appear to have been made for 2010 in the “non-equity incentive plan” category.

Response:

For the reasons stated, no incentive compensation goals were established for the year. The Registration Statement has been revised as requested. See page 120.

Director Qualifications, page 133

Mayer Brown LLP

Christian Windsor

June 3, 2011

32.	Please revise to provide the Center nominating committee’s specific reasons for nominating each individual.

Response:

The Registration Statement has been revised to provide a more specific statement of such qualifications. See pages 141-142.

Compensation Discussion and Analysis, page 148

33.	Revise this section to discuss how the compensation committee determined the appropriate compensation for Mr. Cupp as part of his agreement to serve as CEO of Center through the end of 2011 or the completion of the merger.

Response:

The Registration Statement has been revised to provide this information. See pages 62 and 144.

Documents Incorporated by Reference, page 159

34.	Please revise the fourth paragraph incorporation language to clarify that you are also incorporating by reference all filings filed pursuant to the Exchange Act after “the date of the initial registration statement and prior to effectiveness of the registration statement.” Otherwise, confirm that you will file a pre-effective amendment prior to effectiveness that will specifically incorporate reports filed during the waiting period. Refer to Securities Act Forms Compliance & Disclosure Interpretation 123.05 as guidance.

Response:

The Registration Statement has been revised accordingly. See page 166.

35.	Please update the documents list to be current to include your recently filed Form 8-K’s and any other documents filed prior to your amendment.

Response:

The Registration Statement has been revised accordingly. See page 166.

Exhibits

36.	Please file all exhibits with your next pre-effective amendment, or tell us when you plan to file them. Please note that we may have comments after reviewing these documents.

Mayer Brown LLP

Christian Windsor

June 3, 2011

Response:

Exhibits 3.6, 5.1, 23.11 (included in Exhibit 5.1) and 24.1 (included in the signature page to Amendment No. 1) have been filed with Amendment No. 1, and Nara and Center intend to file all other outstanding exhibits, consisting solely of executed versions of Exhibits 8.1 and 8.2, prior to requesting that the Registration Statement become effective.

Exhibit 8.1 and 8.2

37.	At the second full paragraph on page 2, delete the phrase “in each case as in effect on the date hereof.” Also delete the last sentence on page 2. The opinion must be current as of the date of effectiveness. Please revise or advise.

Response:

Exhibit 8.1 has been revised to specify that the opinions expressed therein are current as of the time at which the Registration Statement becomes effective and that the indicated phrase and sentence are qualified by reference to the effective date.

38.	In regard to Exhibit 8.1 and 8.2, file an opinion rather than a form of opinion. We may have further comment.

Response:

Nara and Center intend to file fully executed opinions in the forms currently attached to the Registration Statement as Exhibits 8.1 and 8.2 prior to requesting that the Registration Statement become effective.

Form 10-K filed by Nara Bancorp for the Period Ended December 31, 2011.

Item 6. Selected Financial Data, page 33

Asset Quality Ratios

39.	Please revise your ratios that include nonperforming loans to also include separately, ratios that include restructured loans in the calculation. The supplemental narrative information should clearly explain the reasons for the differences in the coverage ratios presented as all restructured loans are considered nonperforming for purposes of Industry Guide III. You should also revise the ratio presented on page 57 and throughout the document to provide similar disclosures. Provide us with the disclosures which will be presented going forward.

Response:

Mayer Brown LLP

Christian Windsor

June 3, 2011

Nara presented performing restructured loans separate from non-performing loan amounts, but included such performing restructured loans in non-performing assets. Nara will disclose, beginning with its Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2011, additional asset quality ratios for nonperforming loans, which total will include accruing restructured loans. If Nara had incorporated the Staff’s comments in Nara’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, Nara would have presented the additional asset quality ratios as follows:

Asset Quality Ratios:	12/31/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006
Nonperforming loans (excludes accruing restructured loans) to gross loans	2.05%	2.34%	1.79%	0.83%	0.19%
Nonperforming loans (includes accruing restructured loans) to gross loans	3.70%	5.25%	1.95%	0.86%	0.21%
Allowance for loan losses to nonperforming loans (excludes accruing restructured loans)	142%	115%	116%	121%	584%
Allowance for loan losses to nonperforming loans (includes accruing restructured loans)	79%	51%	106%	115%	536%

Nara Bancorp, Inc., Form S-3 File Number 333-172521, filed February 28, 2011

40.	Please note that the comment process for the Form S-4 will need to be completed before we will make the referenced Form S-3 effective.

Response:

Nara notes the Staff’s comment.

  In addition to the changes discussed above that are intended to respond to the Staff’s comments, Amendment No. 1 includes first quarter 2011 historical financial information for each of Nara and Center and corresponding updated pro forma financial presentations.

  Nara has also decided to add a proposal for consideration by its stockholders at the Nara annual meeting to approve an amendment to Nara’s certificate of incorporation to increase the number of shares of common stock that Nara is authorized to issue. This increase is not a condition to the merger, nor is it conditioned on completion of the merger. A description of the proposed amendment and related information is included under the caption “Election of Directors and Other Proposals to be Considered at the Nara Annual Meeting—Nara Proposal 3: Amendment of Certificate of Incorporation” beginning on page 131.

  On May 2, 2011, a purported class action relating to the merger was filed in the Los Angeles County Superior Court against Center, Center’s directors and Nara. A description of this proceeding is included under the caption “The Merger—Litigation Relating to the Merger” beginning on pages 8 and 72.

Mayer Brown LLP

Christian Windsor

June 3, 2011

If Amendment No. 1 is satisfactorily responsive to the Staff’s comments, Nara and Center currently plan to distribute the proxy statement/prospectus to their respective stockholders commencing on June 23, 2011, or as soon thereafter as practical, for their stockholders meetings to be held on July 27, 2011. We will contact the Staff in the next few days to discuss anticipated timing of further review and arrangements for requesting effectiveness of the Registration Statement.

Please direct any questions or comments regarding the foregoing to the undersigned at (213) 229-9597. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ James R. Walther

James R. Walther Mayer Brown LLP

Enclosures

cc:	David Lyon, Securities and Exchange Commission John Nolan, Securities and Exchange Commission
Marc Thomas, Securities and Exchange Commission
Alvin D. Kang, Nara Bancorp, Inc. Juliet Stone, Nara Bancorp, Inc.
Lisa K. Pai, Center Financial Corporation
Hillel T. Cohn, Morrison & Foerster LLP